UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DEMANDWARE, INC.

(Name of subject company (Issuer))

DYNASTY ACQUISITION CORP.

a wholly-owned subsidiary of

SALESFORCE.COM, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	24802Y105
(Title of classes of securities)	(CUSIP number of common stock)

Burke F. Norton, Esq.

Chief Legal Officer &

Chief of Corporate and Government Affairs

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Steve L. Camahort, Esq.

Michael S. Dorf, Esq.

Shearman & Sterling LLP

535 Mission Street, 25th Floor

San Francisco, CA 94105

(415) 616-1100

CALCULATION OF REGISTRATION FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,035,867,522.66	$305,711.86

(1)	Estimated solely for the purpose of calculating the filing fee. The transaction value was calculated by adding the sum of (i) 38,208,026 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Demandware, Inc. (“Demandware”), multiplied by the offer price of $75.00 per Share; (ii) 661,500 Shares subject to outstanding restricted stock units multiplied by the offer price of $75.00 per Share; and (iii) 2,119,287 Shares issuable pursuant to outstanding stock options multiplied by an amount equal to the offer price of $75.00 per Share minus the weighted average exercise price for such stock options of $18.07 per Share. The calculation of the filing fee is based on information provided by Demandware as of June 6, 2016, the most recent practicable date.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016 issued by the Securities and Exchange Commission on August 27, 2015, by multiplying the transaction valuation by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $305,711.86	Filing Party: Dynasty Acquisition Corp. and salesforce.com, inc.
Form of Registration No.: Schedule TO	Date Filed: June 10, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Dynasty Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), and (ii) Salesforce. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 10, 2016 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Demandware, Inc., a Delaware corporation (“Demandware”), at a purchase price of $75.00 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2016 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase (as amended and supplemented hereby) is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO and is amended, supplemented and modified by the information specifically provided in this Amendment.

Amendment to Offer to Purchase

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters,” are amended and supplemented and Section 16 of the Offer to Purchase is hereby amended and supplemented as follows:

1. The first paragraph of the subsection entitled “Antitrust Matters” in Section 16 of the Offer to Purchase, entitled “Certain Regulatory and Legal Matters,” is amended and restated in its entirety as follows:

“The HSR Act provides that the acquisition of the Shares by Salesforce and the Purchaser may not be consummated until the expiration of a fifteen (15) calendar day waiting period, which waiting period begins when Salesforce files a Premerger Notification and Report Form under the HSR Act with the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”), unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Within such fifteen (15) day period the Antitrust Division or the FTC may request additional information or documentary material from Salesforce and Demandware. In the event of such request, the acquisition of the Shares under the Offer may not be consummated until ten (10) calendar days after receipt of such additional information or documentary material by the Antitrust Division or the FTC. On June 17, 2016, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer. Such early termination satisfies the condition that the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act have expired or been terminated. See Section 15 of this Offer to Purchase entitled ‘Conditions to the Purchaser’s Obligations.’”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(iii)	Joint Press Release by Demandware and Salesforce issued June 20, 2016.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DYNASTY ACQUISITION CORP.

By:	/s/ Amy E. Weaver
Name:	Amy E. Weaver
Title:	President and Secretary

SALESFORCE.COM, INC.

By:	/s/ Burke F. Norton
Name:	Burke F. Norton
Title:	Chief Legal Officer & Chief of Corporate and Government Affairs

Dated: June 20, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated June 10, 2016.* †

(a)(1)(ii)	Form of Letter of Transmittal.* †

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.* †

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(vi)	Form of Summary Advertisement as published on June 10, 2016, in The Wall Street Journal. †

(a)(5)(i)	Joint Press Release by Demandware and Salesforce issued June 1, 2016. (1)

(a)(5)(ii)	Press Release issued June 10, 2016. †

(a)(5)(iii)	Joint Press Release by Demandware and Salesforce issued June 20, 2016.

(b)	Commitment Letter, dated as of May 31, 2016, by and among Salesforce, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. (2)

(d)(1)	Agreement and Plan of Merger, dated as of May 31, 2016, between Salesforce, the Purchaser and Demandware. (3)

(d)(2)	Confidentiality Agreement, dated as of May 13, 2016, by and between Salesforce and Demandware. †

(d)(3)	Exclusivity Agreement, dated as of May 28, 2016, by and between Salesforce and Demandware. †

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by salesforce.com, inc. on June 1, 2016.
(2)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by salesforce.com, inc. on June 1, 2016.
(3)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by salesforce.com, inc. on June 1, 2016.